[redacted]

12013864

KA 4/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-65606

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wenk — 212-841-7850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 Kimball Drive	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CUSHMAN & WAKEFIELD SECURITIES, INC.
(SEC I.D. No. 8-65606)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

CUSHMAN & WAKEFIELD SECURITIES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

AFFIRMATION

I, DAVID WENK, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cushman & Wakefield Securities, Inc. (the "Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President/CFO/COO
Title

Subscribed and Sworn to before me
on this 22th day of March, 2012

Jawana C. Richardson
Notary Public

JAWANA C. RICHARDSON Notary Public N.Y. State Expires ~~1/5/2010~~ NO. 01R16001167 2/23/14

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA
Tel: +1 973 602 6000
Fax: +1973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Cushman & Wakefield Securities, Inc.:

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of December 31, 2011, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules g and h are listed in the accompanying table of contents are presented for purposes of additional analysis and is not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, are fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2012

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

Assets		
Cash	$	1,912,293
Fees receivable		100,000
Prepaid expenses		12,932
Total Assets	$	2,025,225
Liabilities and Stockholder's Equity		
Liabilities		
Due to parent	$	158,973
Tax payable		103,614
Accrued expenses		23,000
Total Liabilities		285,587
Stockholder's Equity		
Common Stock, $.01 par value, 100 shares authorized, issued and outstanding		1
Additional Paid-in Capital		24,999
Retained Earnings		1,714,639
Total Stockholder's Equity		1,739,639
Total Liabilities and Stockholder's Equity	$	2,025,225

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenues	$	2,184,390
Operating Expenses		
Professional fees		75,653
Other direct expenses		4,248
General and administrative expenses		1,120,801
Intercompany Royalty Expense		54,610
Total operating expenses		1,255,312
Income before provision for income taxes		929,078
Provision for Income tax expense		(426,167)
Net Income	$	502,911

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows Used In Operating Activities		
Net Income	$	502,911
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax expense		29,636
(Increases) decreases in operating assets:		
Commission receivable, current		(90,000)
Prepaid expenses		(11,250)
Tax payable		108,047
Increases (decreases) in operating liabilities:		
Accrued expenses		(1,465)
Due to parent		212,665
Net cash used in operating activities		750,544
Net increase in cash		750,544
Cash at January 1, 2011		1,161,749
Cash at December 31, 2011	$	1,912,293
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	1,728

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Shares	Common Stock ($.01 par value)	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2011	100	$ 1	$ 24,999	$ 1,211,728	$ 1,236,728
Net Income	-	-	-	502,911	502,911
Balance at December 31, 2011	100	$ 1	$ 24,999	$ 1,714,639	$ 1,739,639

See notes to the financial statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

Basis of Presentation—These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events that occurred subsequent to December 31, 2011 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to these financial statements.

Cash—Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Revenue Recognition—Advisory fees are the Company's only source of revenue. Fees are recognized as gross revenue at the time the related services are fully performed unless significant future contingencies exist. If such contingencies exist, the fees are recognized when the contingency is resolved.

Use of Estimates—Preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us.

Litigation—In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2011, there were no claims or suits involving the Company.

Income Taxes—The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Securities Inc., through December 31, 2011.

Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. Furthermore, management applies the more likely than not criteria prior to the recognition of a financial statement benefit of a tax position taken in a tax return with respect to uncertainty in income taxes.

The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

Fair Value of Assets and Liabilities – The financial assets and liabilities of the Company are reported in the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, fees receivable and accrued expenses.

2. RELATED PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated January 1, 2007, the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. The fee for such services is based on actual direct costs for the New York Investment Banking Group of the Parent multiplied by the percentage of the Company's revenue versus the total New York Investment Banking Group revenue. The fee for such services is recorded within general and administrative expenses on the Statement of Operations and amounted to $1,120,801 for the year ended December 31, 2011.

Due to Parent amounts at December 31, 2011 primarily relate to federal and certain state income taxes in prior years.

3. INCOME TAXES

The components of income tax expense/(benefit) for the year ended December 31, 2011 are as follows:

Federal income taxes	$286,755
State and local income taxes	109,775
Total current income tax expense	$396, 530

Deferred tax expense (benefit):	
Federal income taxes	$(15,958)
State and local income taxes	45,595
Total deferred income tax expense	$29,637

The company has fully utilized deferred taxes in the amount of $29,637 relating to the benefit of loss carry forwards.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) the "Rule," which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3 under provision (k)(2)(i).

At December 31, 2011, the Company had net capital of $1,626,707, which was $1,607,668 in excess of the required net capital of $19,039. The Company's percentage of aggregate indebtedness to net capital at December 31, 2011 was 17.56%

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

* * * * * *

CUSHMAN & WAKEFIELD SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

STOCKHOLDER'S EQUITY	$ 1,739,639
NONALLOWABLE ASSETS	
Fees receivable	100,000
Prepaid expenses	12,932
Total nonallowable assets	112,932
NET CAPITAL	$ 1,626,707
NET CAPITAL REQUIREMENT—Basic method (6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater)	$ 19,039
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 1,607,668
TOTAL AGGREGATE INDEBTEDNESS	$ 285,587
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.56%

There are no differences in the computation of net capital presented above from the computation in the Company's previously submitted FOCUS report for the period ended December 31, 2011filed pursuant to Rule 17a-5(a).

CUSHMAN & WAKEFIELD SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

Cushman & Wakefield Securities, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA
Tel: +1 973 602 6000
Fax: +1973 602 5050
www.deloitte.com

February 28, 2012

Cushman & Wakefield Securities, Inc.
1290 Avenue of the Americas
New York, NY 10104

In planning and performing our audit of the financial statements of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.), as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065606 FINRA DEC
CUSHMAN & WAKEFIELD SECURITIES INC 9*9
ATTN JESSICA LOWERY
1290 AVENUE OF THE AMERICAS 7TH FL
NEW YORK NY 10104-0101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,461
   B. Less payment made with SIPC-6 filed (exclude interest) (3,640)
   7/22/11
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1,821
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,821
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,821
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cushman + Wakefield Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP + CFO
(Title)

Dated the_____ day of_______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2012
and ending 12/21, 2012

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,184,390
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,184,390
2e. General Assessment @ .0025	$ 5,461

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA
Tel: +1 973 602 6000
Fax: +1973 602 5050
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Cushman & Wakefield Securities, Inc.
1290 Avenue of the Americas
New York, NY 10104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cushman & Wakefield Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including a copy of the check payment, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including proof of payment made with amounts reported in the Form SIPC-6 for the year ended December 31, 2011, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 1, 2012